Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2007

Presentation of Financial Information

Unless indicated otherwise, or the context otherwise requires, references herein to “ArcelorMittal”, “we”, “us”, “our” and “the Company” or similar terms are to ArcelorMittal, formerly known as Mittal Steel Company N.V. (“Mittal Steel”) or as Ispat International N.V., and its subsidiaries (which include LNM Holdings N.V. and its subsidiaries and International Steel Group Inc. and its subsidiaries). “Ispat International” refers to Ispat International N.V. and its subsidiaries as they existed prior to the acquisition of LNM Holdings N.V. by Ispat International on December 17, 2004 and to their predecessor companies for periods prior to the organization of Ispat International in 1997. “LNM Holdings” refers to LNM Holdings N.V. and its subsidiaries as they existed prior to their acquisition by Ispat International on December 17, 2004 and to their predecessor companies for the periods prior to the organization of LNM Holdings. On December 20, 2004, LNM Holdings’s name was changed to Mittal Steel Holdings N.V. On December 28, 2005, Mittal Steel Holdings N.V. was redomiciled to Switzerland and changed its name to Mittal Steel Holdings A.G.

“ISG” refers to International Steel Group Inc. and its subsidiaries as it existed prior to its acquisition by Mittal Steel on April 15, 2005. Following the acquisition of ISG by Mittal Steel, ISG’s name was changed to “Mittal Steel USA ISG Inc.”, the operations were merged with Ispat Inland on December 31, 2005 and the name of the surviving entity was changed to Mittal Steel USA Inc and then to ArcelorMittal USA following the acquisition of Arcelor. All references herein to “ArcelorMittal USA” refer to the combined operations of Mittal Steel USA ISG Inc. with Mittal Steel's other U.S. operating subsidiary, Ispat Inland Inc.

All references herein to “ArcelorMittal Kryviy Rih” refer to the operations of Kryvorizhstal in the Ukraine, which was acquired by the Company on November 25, 2005. All references herein to “Arcelor” refer to Arcelor, a société anonyme incorporated under Luxembourg law, which was acquired by Mittal Steel on August 1, 2006, having its registered office at 19, avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, and, where the context requires, its consolidated subsidiaries. All references herein to “Arcelor Brasil” refer to Arcelor Brasil S.A., a majority-owned subsidiary of Arcelor. All references herein to “Sicartsa” refer to the operations of Siderurgia Lázaro Cárdenas las trunchas S.A. de C.V. in Mexico, which was acquired by the Company on April 20, 2007.

All references to “$”or “U.S. dollars” are to United States dollars.

All of the financial statements from which the information presented herein has been derived were based on International Financial Reporting Standards as endorsed by the European Union (“IFRS”) except where indicated. IFRS as endorsed by the European Union differs in certain respects from IFRS as issued by the International Accounting Standards Board (“IASB”).

Mittal Steel’s significant acquisitions in 2004, 2005, 2006 and 2007, including in particular Arcelor, ISG, Kryvorizhstal and Sicartsa, have been accounted for using the purchase method of accounting, with Mittal Steel as the acquiring entity in accordance with IFRS 3 (“Business Combinations”).

Overview

ArcelorMittal is the world’s largest and most global steel producer, with an annual production capacity of approximately 138 million tonnes of crude steel in 2006 and approximately 59 million tonnes of crude steel production for the six months ended June 30, 2007. ArcelorMittal has steel-making operations in 26 countries on four continents, including 64 integrated, mini-mill and integrated mini-mill steel-making facilities. ArcelorMittal is the largest steel producer in the Americas, Europe and Africa, and it has a growing presence in Asia. As of June 30, 2007, ArcelorMittal had approximately 314,000 employees.

In 2006, Mittal Steel increased its size significantly by acquiring Arcelor, which, at the time of its acquisition, was the world’s second-largest steel producer by production volume. On a pro forma basis after giving effect to its acquisition of Arcelor as if the acquisition occurred on January 1, 2006, ArcelorMittal had sales of approximately $88.6 billion and steel shipments of approximately 110.5 million tonnes for the year ended December 31, 2006. ArcelorMittal had sales of approximately $51.7 billion and steel shipments of approximately 55.7 million tonnes for the six months ended June 30, 2007.

ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products. Specifically, ArcelorMittal produces flat products, including sheet and plate, long products, including bars, rods and structural shapes, and stainless steel products. ArcelorMittal also produces pipes and tubes for various applications. ArcelorMittal sells its products both in local markets as well as export markets and through its centralized marketing organization and its distribution network, ArcelorMittal Steel Solutions and Services (“AM3S”), to a diverse range of customers in approximately 187 countries, including the automotive, appliance, engineering, construction and machinery industries.

Key Factors Affecting Results of Operations

The steel industry has historically been highly cyclical and is affected significantly by general economic conditions and other factors, such as worldwide production capacity, fluctuations in steel imports/exports and tariffs. As the steel industry has recently begun to consolidate, uptrends and downtrends are expected to become less pronounced. Over the last three to four years, the steel industry overall has been experiencing a cyclical uptrend, primarily driven by the continued increase in Chinese production and consumption of steel products. This trend, combined with the upward pressure on the costs of key production inputs, primarily metals, energy, and transportation and logistics, presents an increasing challenge for steel producers. The key drivers for maintaining a competitive position and positive financial performance in this challenging environment are product differentiation, geographic diversification, vertical integration, customer service, and cost reduction.

ArcelorMittal’s revenues are predominantly derived from the sale of flat steel products, long steel products and stainless steel products. Prices of steel products, in general, are sensitive to changes in worldwide and local demand, which in turn are affected by worldwide and country-specific economic conditions and to available production capacity. Unlike other commodities, steel is not completely fungible due to wide differences in shape, chemical composition, quality, specifications and application, all of which impact prices. Accordingly, there is no exchange trading of steel or uniform pricing. Commodity spot prices may vary, and, therefore, export sales revenue fluctuates as a function of worldwide balance of demand and supply conditions at the time such sales are made.

Although steel prices typically follow trends in raw material prices, the percentage changes may not be proportional, and price increases in steel may lag price increases in production costs. Increases in production costs are driven by supply-demand balance and demand from alternative markets. Steel price surcharges are often implemented on contracted steel prices to recover increases in certain input costs. However, spot market steel prices and short-term contracts are driven by market prices.

Economic Environment

The global economy recorded strong growth in 2006, with gross domestic product (“GDP”) increasing 4.0% in real terms; over the preceding decade, only 2000 and 2004 experienced higher rates of GDP growth. This increase was due to a recovery in the European Union after five years of slow growth and a continuation of the strong growth in emerging markets, such as China, India and other Asian countries, South America, central and eastern Europe. Economic growth in the United States began to slow during the six months ended June 30, 2006, as a tightening monetary policy began to take effect; however, the United States still experienced 3.3% real GDP growth in 2006. Slower growth in the United States continued in the six months ended June 30, 2007, falling to 1.7% year-on-year. Despite continuing strong growth elsewhere, this slowed global growth to 3.5% in the six months ended June 30, 2007, down from 4% in the six months ended June 30, 2006.

High oil and natural gas prices continued to benefit the major oil and natural gas-exporting countries of the Commonwealth of Independent States (CIS) and the Middle East, while high commodity prices supported growth in both Africa and Latin America. Eastern Europe benefited from the recovery in the European Union, which lifted exports. India and China continued to underpin strong real GDP growth in emerging Asian economies of approximately 8% in the first half of 2007.

Global industrial production output increased 4.5% during 2006, the strongest performance since 2000, buoyed by robust investment and an increase in global trade. Output was particularly strong in the more mature economies of the United States, Japan and Western Europe. However, growth in global industrial production peaked in the six months ended June 30, 2006, with output growth slightly slower at 3.9% in the six months ended June 30, 2007.

This economic growth, and with it the accompanying growth in capital spending, led to continued strong worldwide steel demand, particularly in emerging markets.

Steel Production

In 2006, world crude steel production increased 9.4% to 1.2 billion tonnes compared with 1.1 billion tonnes in 2005. This total represented the highest level of crude steel production in history and marked 2006 as the third consecutive year in which crude steel production had exceeded 1 billion tonnes.

World crude steel production increased by 8.4% to 651.6 million tonnes for the six months ended June 30, 2007, as compared to the six months ended June 30, 20061. This increase in production in the six months ended June 30, 2007, was led primarily by China, which increased production by 36 million tonnes, or 17.8%, to 237 million tonnes. In North America, steel production decreased by 1.6 million tonnes, or 2.3%, to 65.8 million tonnes. Steel production in the European Union (EU27) increased 2.7% to 108.1 million tonnes during the six months ended June 30, 2007. Steel production in the other European regions increased 11.1% to 15.2 million tonnes, most notably in Turkey, up 12%, during the six months ended June 30, 2007.

Trade and Import Competition

Import competition has increased in the United States and European markets. In the European Union, the import penetration ratio (imports/market supply) reached 16% during 2006. The increase in imports continued to impact the steel pricing environment. Import volumes (million tonnes) into the EU continued to grow in the first six months of 2007, a 45% increase from 2006 levels, partly due to a slowdown in imports in North America and the appreciation of the euro against the U.S. dollar.

Historically in the United States, imports have played a significant role. After a historic record level of inputs into the United States of 41 million tonnes in 2006, imports fell by 22.5% to 15.9 million tonnes (according to Census Bureau data) in the six months ended June 30, 2007, as U.S. demand weakened and inventories were reduced.

Consolidation in the Steel Industry

There has been significant recent consolidation in the global steel industry, including a growing trend of inter-regional consolidation.

Within the past few years, the U.S. steel industry has consolidated significantly, primarily led by ISG, United States Steel Corporation (“US Steel”), Nucor and Steel Dynamics. ISG was formed as a result of the acquisition of, among others, LTV, Bethlehem, Acme, Weirton and Georgetown. US Steel acquired National Steel and, more recently, Lonestar Technology and Stelco; Nucor acquired Birmingham Steel and Trico; and Steel Dynamics acquired Qualitech Steel and GalvPro. In 2005, ISG and Inland Steel merged to form ArcelorMittal USA.

In Europe, consolidation occurred with the formation of Arcelor, which is a combination of Aceralia Corporación Siderúrgica, S.A., Arbed and Usinor, three large European companies. Recently, Mittal Steel acquired assets in Romania, Czech Republic, Poland, Macedonia, Ukraine and Bosnia. ArcelorMittal resulted from the consolidation of Arcelor and Mittal Steel in 2007, following the acquisition of the former by the latter in 2006.

Consolidation is also expected to take place in China. The government of China has publicly stated that it expects consolidation of the Chinese steel industry and the top 10 producers to account for 50% of national production over a period of time. In addition, the Chinese government has also announced the rationalization of steel production using obsolete technology such as open-hearth furnaces.

Inter-regional consolidation, has occurred with ArcelorMittal’s acquisitions and investments in Ukraine, Mexico and China, Arcelor’s acquisitions in Brazil and Canada, Tata Steel’s acquisitions in India, Singapore, the United Kingdom and The Netherlands, and US Steel’s acquisitions in Slovakia and Serbia.

This ongoing wave of consolidation should enable steel producers and the steel industry generally, to maintain consistent performance through steel cycles by achieving greater efficiency and economies of scale, particularly in response to the effective consolidation undertaken by raw material suppliers and consumers of steel products. ArcelorMittal has begun to realize efficiencies from its major acquisitions.

Moreover, steel-industry consolidation should result in fewer duplicate investments, both nationally and internationally. In addition, consolidation among steel producers provides increased bargaining power with both suppliers and customers. The wave of steel-industry consolidation has followed the lead of its suppliers, where, for example, only three primary iron-ore suppliers supply the vast majority of the global non-captive market. Scrap suppliers are beginning to form larger and stronger groups, such as the Sims-Neu merger, in order to maintain a stronger bargaining position with steel producers. There is a similar trend towards greater concentration among steel customers, such as the automobile manufacturers.

[1]	Source: International Iron and Steel Institute June 2007 report.

Raw Materials

ArcelorMittal consumes large amounts of raw materials. Its primary raw material inputs are iron ore, coke, scrap, natural gas and base metals. The increased global demand for steel, primarily as a result of the continuing strong demand from China, has resulted in significant upward price pressure for these raw materials during the period under review. The impact on costs at ArcelorMittal is partially mitigated by its ownership of various mining assets and strategic contracts for iron ore.

Iron Ore

Seaborne iron ore prices increased by 9.5% in the six months ended June 30, 2007, as compared to the six months ended June 30, 2006, due to tightness in the seaborne ore market. This increase was in addition to a price increase in the market of 71.5% in 2005 and 19% in 2006. During 2007, Chinese steel producers expect to increase their iron ore imports by an estimated 14%, to 364 million tonnes as compared to 20062. This has required China to import iron ore not only from Australia and Brazil, but also from countries such as North Korea, Ukraine and India. In total, China’s 2006 iron ore purchases represented approximately 45% of the seaborne market3.

Coking Coal

Prices for coal settlements have decreased for the second consecutive year, from an average price of $115 per tonne free on board (“FOB”) in 2006, to $95 per tonne FOB in 2007. Nevertheless primarily due to logistical issues, have put the market in a tighter position and spot prices are back to 2005 price levels. The Chinese coke prices for 12.5% ash content have risen from $175 per tonne FOB in January 2007 to $220 per tonne FOB at the end of June 2007.

Scrap

The price of #1 Heavy Metal Scrap (“HMS”) grade scrap decreased in the first six months of 2007, from $246 per tonne in December 2006 to $240 per tonne in June 2007. This decrease was driven by higher demand, mainly coming from Turkish consumers, but was also due to the weakening of the U.S. dollar against the euro.

Another major factor in the scrap market prices is freight rates. The freight rates from the east coast of the United States to Europe increased steeply from $30 per tonne in early January 2007 to over $50 per tonne in June 2007.

Market studies have taken note of consolidation between suppliers over the past months. This wave of consolidation is expected to continue in the second half of 2007.

Base Metals

Key base metals used by ArcelorMittal are zinc for galvanizing and nickel for manufacturing stainless steel. ArcelorMittal generally hedges its exposure to its base metal inputs in accordance with its risk management policies.

Zinc prices fell sharply from $4,300 per tonne in December 2006 to $3,600 per tonne in June 2007, due to bearish zinc market sentiment and liquidation of fund investments. Demand, mainly fuelled by Chinese growth, is still strong and zinc inventory are at record low levels (of less than 4 weeks consumption), but the tightness in concentrates availability has eased considerably due to steady increases in mine output.

Stainless Metals

In June 2007, nickel prices increased to approximately $50,000 per tonne which was supported by strong demand from both Europe and China, as well as by LME inventory dropping below 4,000 tonnes. A sharp correction followed in June 2007, when stainless steel producers cut production, first in the United States and later in Europe and Asia, as service centers reduced inventory and demand increased for non/low nickel-containing stainless steels. As a consequence nickel LME inventory increased, reaching 25,000 tonnes in early September, the highest level in more than 15 months. At the same time, the LME three-month nickel price dropped to approximately $30,000 per tonne.

[2]	Source: International Iron and Steel Institute.
[3]	Source: AME/MB / BRS

Ocean Freight

Ocean freight rates remained strong in the second half of 2006, with prices higher in the first half of 2007 as compared to the second half of 2006. This is primarily due to the substantial increase in the waiting time for ships at various Australian coal loading ports, the strong demand for coal from countries in the Far East and the increase in iron ore imports to China. It is expected that freight rates will remain strong over the next several years, as demand for ships remains robust due to mainly strong economies in China, India and other emerging market countries.

ArcelorMittal attempts to meet its shipping needs with long-term contracts and currently has long-term contracts for over 75% of its raw material import needs for the remaining months of 2007. ArcelorMittal expects to increase its own fleet (including long-term charter) of Capesize and Panamex vessels to cover its shipping needs.

Impact of Exchange Rate Movements

Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, the Canadian dollar, Brazilian real and South African rand, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and/or sales, could have a material impact on its results of operations.

ArcelorMittal faces transaction risk, where its businesses generate sales in one currency but incur costs relating to that revenue in a different currency. For example, ArcelorMittal’s non-U.S. subsidiaries purchase raw materials, including iron ore, in U.S. dollars, but sell finished steel products in other currencies. Consequently, a general rise in the value of the U.S. dollar will increase the cost of raw materials and decrease the value of our sales, thereby shrinking our operating margins. One region which would be particularly affected by such a rise is Western Europe. The reverse holds true for ArcelorMittal’s South African and Brazilian subsidiaries, which purchase most of their raw materials in local currency but sell significant volumes abroad, denominated in U.S. dollars. Consequently, a decrease in the value of the U.S. dollar against the South African rand and Brazilian real would reduce the value of the export revenues of ArcelorMittal’s South African and Brazilian subsidiaries and reduce their export operating margin.

ArcelorMittal also faces translation risk, which arises when ArcelorMittal translates the income statements of its subsidiaries into U.S. dollars for inclusion in the ArcelorMittal Consolidated Financial Statements. In particular, a significant portion of the sales of ArcelorMittal’s subsidiaries are denominated in euros, Canadian dollars, Brazilian real and South African rand. Consequently, a rise in the value of the U.S. dollar against these currencies would result in a translation loss, reducing the gross margin in U.S. dollars.

During the six months ended June 30, 2007, the U.S. dollar weakened in general against currencies of the jurisdictions in which ArcelorMittal operated in 2006. The U.S. dollar weakened against the Central and Eastern European currencies (including Polish zloty, Czech koruna, Romanian leu, and Kazakh tenge), Canadian dollar, Brazilian real and euro. The U.S. dollar strengthened against the South African rand and the Mexican peso in first six months of 2007 as compared to 2006.

Operating Results

The following discussion and analysis should be read in conjunction with ArcelorMittal’s consolidated financial statements and related notes appearing in the annual report on Form 20-F for the year ended December 31, 2006, and the unaudited condensed consolidated balance sheet as of June 30, 2007 and unaudited condensed consolidated statement of income and cash flows for the six months then-ended, included in the Company’s Form 6-K dated October 1, 2007.

Prior to its acquisition of Arcelor in August 2006, ArcelorMittal reported the results of its operations based on their geographic location (Americas, Europe and Asia/Africa). Following the acquisition, ArcelorMittal restructured its operations to generally align them with the structure in place at Arcelor and the combined company’s new management structure. ArcelorMittal now reports its operations in six operating segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and CIS (“AACIS”), Stainless Steel and AM3S (trading and distribution).

Note regarding Comparability

Acquisitions and Divestments

The following acquisitions affected, the first significantly, ArcelorMittal’s results of operations during the period:

•	the acquisition of Arcelor, whose results of operations were included in the consolidated results of operations from August 1, 2006; and

•	Mittal Canada’s acquisition of the former subsidiaries of Stelco, whose results of operations were included in the consolidated results of operations from February 1, 2006.

Disposals

The results as of and for the six months ended June 30, 2007 include the results of the following subsidiaries until the dates of their disposals:

•	the disposal of Huta Bankowa Spólka z.o.o. in January 2007;

•	the disposal of Travi e Profilati di Pallanzeno in January 2007; and

•	the disposal of Stahlwerk Thüringen GmbH in March 2007.

The following discussion and analysis distinguishes between ArcelorMittal’s consolidated results of operations including and excluding the effect of the major significant acquisitions.

Key Indicators

The key performance indicators that ArcelorMittal’s management uses to analyze operations are sales revenue, average steel selling prices, steel shipments and operating income. Management’s analysis of liquidity and capital resources is driven by operating cash flows. The following analysis presents key performance indicators by each reporting segment.

Six months ended June 30, 2007 as compared to six months ended June 30, 2006

Sales, Steel Shipments and Average Steel Selling Prices

ArcelorMittal’s sales were higher at $51.7 billion for the six months ended June 30, 2007, from $17.7 billion for the six months ended June 30, 2006, primarily due to the inclusion of Arcelor. Excluding the effects of this acquisition, ArcelorMittal’s sales increased 15% to $20.4 billion for the six months ended June 30, 2007, from $17.7 billion for the six months ended June 30, 2006. This increase was a result of increases in average steel selling prices primarily due to improved market conditions in our main markets.

ArcelorMittal’s steel shipments nearly doubled to 55.7 million tonnes for the six months ended June 30, 2007, from 29.4 million tonnes for the six months ended June 30, 2006, primarily due to the inclusion of Arcelor. Excluding the effects of this acquisition, steel shipments decreased 1% to 29.2 million tonnes for the six months ended June 30, 2007, from 29.4 million tonnes for the six months ended June 30, 2006. Market demand for our products remained strong in Flat Carbon Europe, stable in the Long Carbon Americas and Europe and AACIS segments, and weak in Flat Carbon Americas, where shipments decreased by 12% primarily due to the continuing weak market environment in North America.

Average steel selling price increased 40% for the six months ended June 30, 2007, as compared to the six months ended June 30, 2006, inflated by the inclusion of high stainless steel prices in Arcelor. Excluding the effects of the acquisition of Arcelor, average steel selling price increased 17% for the six months ended June 30, 2007, as compared to the six months ended June 30, 2006. Average steel selling prices were higher in all segments, reflecting robust market demand.

The following table provides a summary of sales at ArcelorMittal by operating segment for the six months ended June 30, 2007 as compared to the six months ended June 30, 2006:

	Sales for the six months ended June 30,(1)		Changes in
	2006 (in $ millions)	2007 (in $ millions)	Sales (%)	Steel Shipments (%)	Average Steel Selling Price (%)
Segment(2)
Flat Carbon Americas	7,321	11,023	51	29	7
Flat Carbon Europe	1,894	17,072	801	438	52
Long Carbon Americas and Europe	4,324	11,645	169	115	28
AACIS	6,598	8,784	33	10	23
Stainless Steel(3)	NA	4,986	NA	NA	NA
AM3S(3)	NA	7,197	NA	NA	NA

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.
(2)	Includes results of operation of Arcelor from August 1, 2006.
(3)	The results of the Stainless Steel and AM3S segments correspond solely to the operations of Arcelor, consolidated as from August 1, 2006. Consequently, there are no comparable business operations for the Stainless Steel and AM3S segments for 2006.

The following table provides a summary of sales at ArcelorMittal by operating segment for the six months ended June 30, 2007 as compared to the six months ended June 30, 2006, excluding the results of operations of Arcelor.

	Sales for the six months ended June 30(1)		Changes in
	2006 (in $ millions)	2007 (in $ millions)	Sales (%)	Steel Shipments(%)	Average Steel Selling Price (%)
Segments
Flat Carbon Americas	7,321	7,117	(3)	(12)	9
Flat Carbon Europe	1,894	2,726	44	14	28
Long Carbon Americas and Europe	4,324	5,495	27	3	21
AACIS	6,598	8,394	27	5	22

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.

Flat Carbon Americas

Sales in the Flat Carbon Americas segment increased 51% to $11.0 billion for the six months ended June 30, 2007, from $7.3 billion for the six months ended June 30, 2006, primarily due to the inclusion of Arcelor. Excluding the effects of this acquisition, sales decreased 3% to $7.1 billion for the six months ended June 30, 2007, from $7.3 billion for the six months ended June 30, 2006. The decrease was primarily due to lower steel shipments.

Total steel shipments in the Flat Carbon Americas segment increased 29% to 13.7 million tonnes for the six months ended June 30, 2007 from 10.6 million tonnes for the six months ended June 30, 2006, primarily due to the acquisition of Arcelor. Excluding the effects of this acquisition, steel shipments decreased by 12% to 9.4 million tonnes for the six months ended June 30, 2007 as compared to 10.6 million tonnes for the six months ended June 30, 2006. This decrease was primarily due to the weak market environment for our products in this segment, in particular in the United States.

Average steel selling price in the Flat Carbon Americas segment increased 7% for the six months ended June 30, 2007, as compared with the six months ended June 30, 2006, due to the acquisition of Arcelor. Excluding the effects of this acquisition, the average steel selling price for the six months ended June 30, 2007 increased by 9%, as compared with the six months ended June 30, 2006. The increase in steel prices primarily reflects the increase in cost of inputs.

Flat Carbon Europe

Sales in the Flat Carbon Europe segment were higher at $17.1 billion for the six months ended June 30, 2007, from $1.9 billion for the six months ended June 30, 2006, primarily due to the inclusion of Arcelor. Excluding the effects of this acquisition, sales increased 44% to $2.7 billion for the six months ended June 30, 2007 from $1.9 billion for the six months ended June 30, 2006. This increase was primarily due to a 28% increase in average steel selling price and 14% increase in total steel shipments as the demand for our products remained strong in Central and Eastern Europe.

Total steel shipments in the Flat Carbon Europe segment increased 438% to 17.8 million tonnes for the six months ended June 30, 2007, from 3.3 million tonnes for the six months ended June 30, 2006, primarily due to the inclusion of Arcelor. Excluding the effects of this acquisition, steel shipments increased 14% to 3.8 million tonnes for the six months ended June 30, 2007, from 3.3 million tonnes for the six months ended June 30, 2006. This increase was a result of generally stronger demand for our products in Central and Eastern Europe.

Average steel selling prices in the Flat Carbon Europe segment increased 52% for the six months ended June 30, 2007, as compared with the six months ended June 30, 2006, primarily due to the inclusion of Arcelor. Excluding the effects of this acquisition, average selling price increased 28% for the six months ended June 30, 2007, as compared with the six months ended June 30, 2006. This increase was primarily due to the ability to pass along to customers certain increases in input costs and an improved market environment for our products.

Long Carbon Americas and Europe

Sales in the Long Carbon Americas and Europe segment nearly tripled, to $11.6 billion for the six months ended June 30, 2007, from $4.3 billion for the six months ended June 30, 2006, primarily due to the acquisition of Arcelor. Excluding the effects of this acquisition, sales increased 27% to $5.5 billion for the six months ended June 30, 2007, from $4.3 billion for the six months ended June 30, 2006. This increase was primarily due to a 3% increase in steel shipments and a 21% increase in average steel selling prices.

Total steel shipments in the Long Carbon Americas and Europe segment increased 115% to 12.7 million tonnes for the six months ended June 30, 2007, from 5.9 million tonnes for the six months ended June 30, 2006, primarily due to the acquisition of Arcelor. Excluding the effects of this acquisition, steel shipments increased 3% to 6.1 million tonnes for the six months ended June 30, 2007, from 5.9 million tonnes for the six months ended June 30, 2006.

Average steel selling price in the Long Carbon Americas and Europe segment increased 28% for the six months ended June 30, 2007, as compared to the six months ended June 30, 2006, primarily due to the acquisition of Arcelor. Excluding the effects of this acquisition, average steel selling price increased 21% for the six months ended June 30, 2007, as compared to the six months ended June 30, 2006. This increase was primarily due to continuing strong demand, especially from the construction industry, and the ability to pass along increased input costs to customers.

AACIS

Sales in the AACIS segment increased 33% to $8.8 billion for the six months ended June 30, 2007 from $6.6 billion for the six months ended June 30, 2006, primarily as a result of improved market conditions. This increase was also due to a 10% increase in shipments and a 23% increase in average steel selling price.

Total steel shipments in the AACIS segment increased 10% to 10.5 million tonnes for the six months ended June 30, 2007, from 9.5 million tonnes for the six months ended June 30, 2006. This increase was primarily the result of strong demand for our products in our main markets.

Average steel selling price in the AACIS segment increased 23% for the six months ended June 30, 2007 as compared to the six months ended June 30, 2006. This increase was primarily due to a strong market environment for our products in our main markets, which was offset in part by a price decrease for flat products as a result of increased competition, primarily from Chinese steel producers.

Stainless Steel

The results of the Stainless Steel segment correspond solely to the operations of Arcelor, consolidated as from August 1, 2006. In the Stainless Steel segment, sales were $5.0 billion and shipments were 1.0 million tonnes for the six months ended June 30, 2007.

AM3S

The results of the AM3S segment correspond solely to the operations of Arcelor, consolidated as from August 1, 2006. Sales in the AM3S segment were $7.2 billion for the six months ended June 30, 2007.

Operating Income

The following table provides a summary of the operating income and operating margin of ArcelorMittal for the six months ended June 30, 2007, as compared with the six months ended June 30, 2006:

	Operating Income Six months ended June 30,		Operating Margin
	2006 (in $ millions)	2007 (in $ millions)	2006 (%)	2007 (%)
Segments(1)
Flat Carbon Americas	691	1,430	9	13
Flat Carbon Europe	170	2,248	9	13
Long Carbon Americas and Europe	487	2,076	11	18
AACIS	987	1,763	15	20
Stainless Steel(2)	NA	610	NA	12
AM3S(2)	NA	305	NA	4

(1)	Includes results of operations of Arcelor from August 1, 2006.
(2)	The results of the Stainless Steel and AM3S segments correspond solely to the operations of Arcelor, consolidated as from August 1, 2006. Consequently, there are no comparable business operations for the Stainless Steel and AM3S segments for the six months ended June 30, 2006.

The following table provides a summary of the operating income and operating margin of ArcelorMittal for the six months ended June 30, 2007, as compared with the six months ended June 30, 2006, in each case excluding the results of operations of Arcelor:

	Operating Income Six months ended June 30,		Operating Margin
	2006 (in $ millions)	2007 (in $ millions)	2006 (%)	2007 (%)
Segments
Flat Carbon Americas	691	683	9	10
Flat Carbon Europe	170	485	9	18
Long Carbon Americas and Europe	487	901	11	16
AACIS	987	1,695	15	20

Flat Carbon Americas

Operating income for the Flat Carbon Americas segment for the six months ended June 30, 2007 increased 107% to $1.4 billion as compared with $0.7 billion for the six months ended June 30, 2006. Excluding the effects of the acquisition of Arcelor, operating income was flat at $0.7 billion for the six months ended June 30, 2007, as compared with the six months ended June 30, 2006. This was primarily the result of higher input costs and reduced utilization of assets due to weak market conditions in North America.

Flat Carbon Europe

Operating income for the Flat Carbon Europe segment for the six months ended June 30, 2007 was higher at $2.2 billion as compared with $0.2 billion for the six months ended June 30, 2006. Excluding the effects of the acquisition of Arcelor, operating income increased 185% to $0.5 billion for the six months ended June 30, 2007, as compared with $0.2 billion for the six months ended June 30, 2006. The increase was primarily due to higher average steel selling prices and steel shipments, offset in part by increased input costs.

Long Carbon Americas and Europe

Operating income for the Long Carbon Americas and Europe segment for the six months ended June 30, 2007 increased 326% to $2.1 billion, as compared with $0.5 billion for the six months ended June 30, 2006. Excluding the effects of the acquisition of Arcelor, operating income increased 85% to $0.9 billion for the six months ended June 30, 2007, from $0.5 billion for the six months ended June 30, 2006. The increase in operating income was primarily the result of increased average steel selling prices and increased shipment volumes which were offset in part by increased input costs.

AACIS

Operating income for the AACIS segment for the six months ended June 30, 2007 increased 79% to $1.8 billion, as compared with $1.0 billion for the six months ended June 30, 2006. This increase was due to improved market conditions for our products, primarily in our operating subsidiaries in the Ukraine and South Africa.

Stainless Steel

The results of the Stainless Steel segment correspond solely to the operations of Arcelor, consolidated from August 1, 2006. Operating income for the Stainless Steel segment for the six months ended June 30, 2007 was $610 million.

AM3S

The results of the AM3S segment correspond solely to the operations of Arcelor, consolidated from August 1, 2006. Operating income for the AM3S segment for the six months ended June 30, 2007 was $305 million.

Financing Costs

Net financing costs were 2% lower for the six months ended June 30, 2007, at $192 million, as compared with $195 million for the six months ended June 30, 2006. Included in the net financing costs for the six months ended June 30, 2006 is net interest expense of $290 million compared to net interest expense of $560 million for six months ended June 30, 2007. The reduction in net interest expense was offset by reduction of other gains such as Canadian dollar swap, foreign exchange and certain financial instruments.

Income Tax

ArcelorMittal’s current income tax expense for the six months ended June 30, 2007 amounted to $1,546 million as compared to $432 million for the six months ended June 30, 2006. ArcelorMittal recorded consolidated deferred tax expense of $475 million for the six months ended June 30, 2007, as compared to $24 million for the six months ended June 30, 2006. The effective tax rate increased to 25.5% for the six months ended June 30, 2007, as compared to 21.2% for the six months ended June 30, 2006, on income before taxes of $7,927 million and $2,155 million, respectively.

The reduction of net operating losses among others increased the effective tax rate for the six month ended June 30, 2007.

Minority Interest

Minority interest in the income of subsidiaries was $933 million for the six months ended June 30, 2007, as compared with $192 million for the six months ended June 30, 2006.

This increase is primarily due to minority interest in Arcelor subsidiaries of $428 million, as well as the interest of minority shareholders in Arcelor of $179 million for the six months ended June 30, 2007, which were not a part of the minority interests for the six months ended June 30, 2006. Additionally, higher minority interest is a function of higher income at our operating subsidiaries for the six months ended June 30, 2007, as compared with the six months ended June 30, 2006. Those mainly consisted of the shares of minority shareholders in the net income of Mittal Steel South Africa, ArcelorMittal Ostrava, ArcelorMittal Kryviy Rih, ArcelorMittal Annaba, Arcelor Steel Poland, Arcelor Thüringen, Sonasid, Arcelor Brasil, Acesita and Acindar.

On June 5, 2007, ArcelorMittal announced the results of the auction in connection with the tender offer for remaining shares in Arcelor Brasil, in which 30.4% of the minority shares were acquired (minority interest in Arcelor Brasil amounted to $246 million for the six months ended June 30, 2007). On July 26, 2007, ArcelorMittal acquired the remaining 25.2% stake in Mittal Steel Poland (minority interest in Mittal Steel Poland amounted to $17 million for the six months ended June 30, 2007).

Net Income (including minority interests)

ArcelorMittal’s net income (including minority interests) for the six months ended June 30, 2007, increased to $5,906 million from $1,699 million for the six months ended June 30, 2006, for the reasons discussed above.

B. Liquidity and Capital Resources

ArcelorMittal’s principal sources of liquidity are cash generated from its operations, its credit lines at the corporate level and various working capital credit lines at its operating subsidiaries.

In management’s opinion, ArcelorMittal’s financing facilities are adequate for its present requirements. Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions or prohibitions on such operating subsidiaries’ ability to pay dividends.

As of June 30, 2007, ArcelorMittal’s cash and cash equivalents, restricted cash and short-term investments amounted to $6.8 billion as compared to $3.2 billion as of June 30, 2006. In addition, ArcelorMittal, including its operating subsidiaries, had available borrowing capacity under its various credit lines, including receivable factoring and securitization facilities, of $9.6 billion as of June 30, 2007 as compared to $2.2 billion as of June 30, 2006.

As of June 30, 2007, ArcelorMittal’s total debt, which includes long-term debt, short-term debt and borrowings under working capital facilities, was $30.0 billion as compared to $8.3 billion as of June 30, 2006. Most of the external debt is borrowed by the parent company on an unsecured basis. As of June 30, 2007, ArcelorMittal’s external debt bore interest at varying levels based on a combination of fixed and variable interest rates. In addition, some of the debt of ArcelorMittal’s operating subsidiaries is secured by liens on specified assets of the relevant subsidiary. Under some of the loan agreements and bonds outstanding, ArcelorMittal’s operating subsidiaries are required to comply with certain financial covenants. As of June 30, 2007, ArcelorMittal’s operating subsidiaries were in compliance with all such covenants.

The increase in net debt was primarily due to the acquisitions of Arcelor, ArcelorMittal Kryviy Rih, and Sicartsa; share buy-back and dividends; and the buy-back of minority interests in Arcelor Brasil, partly offset by cash generated from operations.

As of June 30, 2007, ArcelorMittal had guaranteed $964 million of debt of its operating subsidiaries (included in ArcelorMittal’s total debt) . In addition, as of June 30, 2007, ArcelorMittal had guaranteed approximately $14 million of certain debts at its ArcelorMittal Tek joint venture.

Certain of ArcelorMittal’s debt facilities and its guarantees have provisions whereby a default by any borrower within the ArcelorMittal companies could, under certain circumstances, lead to defaults under other ArcelorMittal credit facilities. Any possible invocation of these cross default clauses could cause some or all of the other guaranteed debt to accelerate, creating severe liquidity pressures.

The following table summarizes the ArcelorMittal’s credit facilities and receivables factoring and securitization facilities as of the dates indicated:

	Limit		Utilization		Availability
	As of June 30, 2006	As of June 30, 2007	As of June 30, 2006	As of June 30, 2007	As of June 30, 2006	As of June 30, 2007
	(in $ millions)		(in $ millions)		(in $ millions)
Credit Facilities	3,312	12,703	1,265	3,235	2,047	9,472
Factoring and Securitization	420	328	232	222	188	94

Financings

On January 30, 2006, the Company entered into a €5 billion credit agreement with a group of lenders to finance the cash portion of its offer for Arcelor along with related transaction costs (the “€5 billion acquisition facility”) and a €3 billion credit agreement to refinance an earlier €3.5 billion bridge facility entered into with Citigroup, which was repaid in full on June 26, 2006 and cancelled subsequently (the “€3 billion refinancing facility”). On May 23, 2006, the Company entered into a €2.8 billion agreement with a group of lenders (the “€2.8 billion bridge facility”). As described below, the €3 billion refinancing facility, €5 billion acquisition facility and €2.8 billion bridge facility were repaid and cancelled in December 2006.

On November 30, 2006, ArcelorMittal entered into a credit facility, which is comprised of a €12 billion term loan facility and a €5 billion revolving credit facility (the “€17 Billion Facility”). The proceeds of the term loan facility were used to refinance ArcelorMittal’s € 3 billion refinancing facility, €5 billion acquisition facility and €2.8 billion bridge facility, along with Arcelor’s principal long-term debt facilities, a €4 billion term loan facility and a €3 billion revolving credit facility. The €5 billion revolving credit facility has remained unutilized and is fully available to ArcelorMittal, the proceeds of which may be used for general corporate purposes. The € 17 Billion Facility is unsecured and provides for loans bearing interest at LIBOR or EURIBOR (based on the borrowing currency) plus a margin based on a ratings grid.

On December 15, 2006, ArcelorMittal redeemed Arcelor’s 3% 2017 bonds convertible and/or exchangeable into new and/or existing Arcelor shares (the “OCEANEs”) at a redemption price in cash equal to the principal amount of the OCEANEs plus accumulated interest, amounting to €0.27055 per OCEANE.

On April 27, 2007, Standard & Poor’s Ratings Services revised its outlook on ArcelorMittal to positive from stable. At the same time, the “BBB” long-term corporate credit rating on ArcelorMittal was affirmed.

On June 15, 2007, the Company signed an eight-year $100 million loan agreement with the European Bank for Reconstruction and Development for on-lending to Mittal Steel Temirtau (“Temirtau”). The proceeds of the loan will be used for modernization projects to improve safety measures in Temirtau’s coal mines. The loan bears interest based on LIBOR plus a margin.

On June 29 and June 30, 2007, Arcelor Finance entered into bilateral credit facilities totalling €1 billion. These bilateral lines of credit have remained unutilized and are fully available to ArcelorMittal. Their proceeds may be used for general corporate purposes.

On July 24, 2007, a Belgian subsidiary of ArcelorMittal signed a €500 million five-year loan agreement which bears interest based on EURIBOR plus a margin, the proceeds of which may be used by other entities within ArcelorMittal.

Dividends

On September 27, 2006, ArcelorMittal announced that its Board of Directors had agreed upon a new dividend and cash distribution policy. The new policy was proposed to ArcelorMittal’s shareholders at the next general meeting. The new policy aims to return 30% of ArcelorMittal’s prior year’s annual net income to shareholders every year through an annual base dividend, supplemented by share buy-backs. ArcelorMittal’s Board of Directors proposed an annual base dividend of $1.30. This base dividend was designed to provide a minimum payout per year and would rise to reflect ArcelorMittal’s underlying growth. Payment of this dividend will be made on a quarterly basis.

In addition to this cash dividend, Mittal Steel’s Board of Directors approved a share buy-back program tailored to achieve the 30% distribution pay-out commitment. Based on the annual net earnings announced for the twelve months ended December 31, 2006, Mittal Steel implemented a $590 million share buy-back.

On February 2, 2007, ArcelorMittal’s Board of Directors declared an interim dividend of $0.325 per share. The cash dividend was paid on March 15, 2007 to Euronext Amsterdam, Euronext Brussels, Euronext Paris, Luxembourg Stock Exchange and Spanish Stock Exchange (Madrid, Barcelona, Bilbao and Valencia) shareholders of record on February 27, 2007, and to New York Stock Exchange (“NYSE”) shareholders of record on March 2, 2007.

Further to the September 27, 2006 announcement described above, on April 2, 2007, ArcelorMittal announced the commencement of a share buy-back program to repurchase up to a maximum aggregate amount of $590 million of its class A common shares. On September 3, 2007, ArcelorMittal announced its intention to continue Mittal Steel’s $590 million share buy-back program with respect to its shares. The share buy-back program was completed on September 4, 2007. In aggregate, a total of 9,493,304 shares were purchased under the program. On September 13, 2007, ArcelorMittal announced the start of a share buy-back program for up to 27 million shares. This latter share buy-back program is aimed at offsetting the issuance of 27 million shares as partial consideration for the acquisition of the outstanding minority interests in Arcelor Brasil.

On August 17, 2007, ArcelorMittal declared an interim dividend of $0.325 per share payable on September 17, 2007. The cash dividend was payable on September 17, 2007, to Euronext Amsterdam, Euronext Brussels, Euronext Paris, Luxembourg Stock Exchange and Spanish Stock Exchange shareholders of record on September 4, 2007 (“European

Shareholders”) and to NYSE shareholders of record on September 5, 2007. The shares were traded ex-dividend starting August 31, 2007. European Shareholders received $ 0.325 per share in Euros, based on the European Central Bank (“ECB”) $/euro exchange rate of August 30, 2007, and NYSE shareholders received $0.325 per share, both payable from September 17, 2007 onwards.

On August 28, 2007, Mittal Steel sold 13,400,000 class A common shares for an aggregate amount of €616 million pursuant to a block trade transaction and simultaneously bought a call option giving it the right to purchase the equivalent number of shares (or the shares substituted for them in the first-step merger of Mittal Steel into ArcelorMittal or in the proposed merger of ArcelorMittal into Arcelor, as the case may be). The call option was transferred to ArcelorMittal as a result of the first-step merger. ArcelorMittal expects to use any shares that would be purchased pursuant to the call option for share deliveries under the ArcelorMittal employee stock option plan. The purchase price for the call option was €315 million and the strike price is €22.975 per share. The call option expires on November 28, 2007.

Six months ended June 30, 2007 Compared to Six months ended June 30, 2006

Sources and Uses of Cash

The following table summarizes cash flows of ArcelorMittal for the six months ended June 30, 2006 and 2007:

	Summary of Cash flow Six months ended June 30,
	2006	2007
	(in $ millions)
Net cash provided by operating activities	$2,107	$6,382
Net cash used in investing activities	(1,568)	(6,891)
Net cash provided by (used in) financing activities	(403)	1,016

Net Cash Provided by Operating Activities

For the six months ended June 30, 2007, cash flow from operations increased to $6,382 million as compared with $2,107 million for the six months ended June 30, 2006, primarily due to higher net income generated from acquired companies, including the acquisition of Arcelor.

Net Cash Used in Investing Activities

Net cash used in investing activities was $6,891 million, primarily due to the acquisition of net assets of subsidiaries, net of cash and capital expenditures. This acquisition of assets was primarily related to Arcelor. Capital expenditures in the six months ended June 30, 2007 were $2,318 million as compared to $611 million in the six months ended June 30, 2006. This was due in part to capital expenditures on: (a) a new continuous caster for slab production and hot strip mill, wire rod mill modernization and a new rolling mill at Arcelor Huta Warsawa; (b) a new blast furnace, continuous caster construction, a heat recovery coke oven and an electrical steel capacity increase at Arcelor Brasil; (c) a new cold rolling and color coating mill at Temirtau; (d) a new galvanizing line at Mittal Steel South Africa; and (e) melt shop upgrades at the Carinox plant in Belgium.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $1,016 million for the six months ended June 30, 2007, as compared to net cash used in financing activities of $403 million for the six months ended June 30, 2006.

As of December 31, 2006, Mittal Steel had approximately $2.2 billion of scheduled debt amortization between 2007 and 2008. On August, 17, 2007, ArcelorMittal declared an interim dividend of $0.325 per share payable on September 17, 2007. The cash dividend was payable on September 17, 2007, to European Shareholders and to NYSE shareholders of record on September 5, 2007. The shares were traded ex-dividend starting August 31, 2007. European Shareholders received $0.325 per share in euros, based on the ECB $/euro exchange of August 30, 2007, and NYSE shareholders received $ 0.325 per share, both payable from September 17, 2007 onwards.

Shareholders’ Equity

Shareholders’ equity (excluding minority interest) increased to $48,549 million at June 30, 2007, compared with $42,127 million at December 31, 2006.

C. Research and Development, Patents and Licenses

Costs relating to research and development, patents and licenses were not significant as a percentage of sales. Research and development costs expensed in 2006 amount to $96 million.

D. Trend Information

Outlook

The Company expects third quarter 2007 EBITDA4 to be between $4.7 to $4.9 billion, as compared with $4.4 billion in the third quarter of 2006. Total shipments in the third quarter of 2007, are expected to decrease compared with the second quarter of 2007 due to usual seasonal slowdown. In the Flat Carbon Americas segment EBITDA is expected to decrease slightly. EBITDA is also expected to decline in Flat Carbon Europe, Long Carbon Americas and Europe and AM3S segment due to seasonal activity slowdown. AACIS segment EBITDA is expected to remain stable. Stainless Steel EBITDA is expected to decline due to continuing market deterioration. The minority interest charge will be lower following the acquisition of the Arcelor Brasil minority interests. The tax rate is expected to remain at approximately 25% for the year.

[4]	EBITDA is defined as operating income plus depreciation/amortization

Capital Expenditure and Investments

ArcelorMittal expects its capital expenditures to increase in 2007 to approximately $4.5 to $5.0 billion, approximately half of which would be used for maintenance of its production facilities. ArcelorMittal expects to finance its capital expenditures from cash flows from operations. ArcelorMittal’s major capital expenditure projects among others are: (a) a new coke oven battery construction at ZKZ Poland; (b) hot strip mill expansion at Arcelor Brasil; (c) various improvements, including coke oven battery and sinter plant upgrades, at ArcelorMittal Kryviy Rih; (d) two new DR Kilns at ArcelorMittal South Africa; (e) a new integrated steel mill complex consisting of coke oven battery, blast furnace, basic oxygen furnace, power plant and auxiliary facilities in Bosnia; and (f) batch annealing furnaces at a French subsidiary.

Furthermore, ArcelorMittal plans to invest in mining assets, among others, in Mexico, Liberia, Ukraine and Bosnia.

In connection with the acquisition of certain of its operating subsidiaries, ArcelorMittal has made significant capital expenditure commitments and other commitments with various governmental bodies relating to the next few years.

On July 20, 2007, ArcelorMittal announced that it had reached a preliminary agreement to acquire steel tube business from Vallourec. Vallourec Précision Soudage (VPS) produces about 100,000 tonnes of welded steel tubes for application in the automotive industry from two sites in France. Also based in France, Vallourec Composants Automobiles Vitry (VCAV) specializes in the design and manufacturing of tubular components for the automotive industry. This combination with ArcelorMittal's existing pipes and tubes business will provide an even more complete product offering range to our automotive customers.

On July 26, 2007, ArcelorMittal announced that it had reached an agreement with the government of Poland to acquire the outstanding 25.2% shares of Mittal Steel Poland held by the Polish state and Treasury Ministry. ArcelorMittal agreed to acquire each share at a price of PLN 6.5, valuing the remaining 25.2% interest at approximately PLN 436 million (approximately $157 million). ArcelorMittal initially acquired 69% of Mittal Steel Poland in March 2004. As part of that agreement, ArcelorMittal received an option to purchase a further 25% from the State Treasury at a date in the future. ArcelorMittal also agreed to an investment commitment of PLN 2.4 billion (approximately USD 865 million) relating to four major projects. This investment has now been implemented in full, with the largest single project – the construction of a new hot strip mill –commissioned earlier in June 2007 and formally inaugurated in Krakow on July 27, 2007.

On August 31, 2007, ArcelorMittal and Noble International, Ltd. (“Noble”), announced that they had completed the transaction to combine their laser-welded tailored blanks businesses. ArcelorMittal and Noble had previously announced on March 16, 2007 that they had signed a definitive agreement for the combination of their businesses. Under the terms of the transaction, ArcelorMittal received from Noble, in exchange for its laser-welded blanks business in Western and Eastern Europe, China, India and the United States (“TBA”), consideration of approximately $300 million, consisting of approximately $131,250,000 in a combination of cash, a Noble note and the assumption of certain TBA financial obligations and 9,375,000 shares of Noble common stock. ArcelorMittal is the largest stockholder of Noble, owning approximately 40% of its issued and outstanding common shares. ArcelorMittal also obtained four of nine seats on Noble's board of directors. As part of the transaction, Noble acquired eight production facilities, including one facility in the United States, plus interests in two joint ventures in Asia. Noble operates 23 production facilities worldwide. Noble and ArcelorMittal also entered into a transition services and steel supply agreement to support the Company’s European operations. Noble will have access to ArcelorMittal’s automotive-related research and development efforts.

On August 31, 2007, ArcelorMittal announced that it had signed an agreement with RAG Beteiligungs-AG, Essen (“RAG”), for the acquisition of the 76.88% stake directly held by RAG in Saar Ferngas AG, Saarbrücken on August 30, 2007. The sale is subject to board approval and also to approval by the European antitrust authorities. The estimated purchase price is €367 million. The transaction is expected to be completed by December 31, 2007. Arcelor Luxembourg S.A. will acquire the shares under the same conditions that had previously been agreed with the RWE Group. The German Federal Cartel Office denied the takeover of Saar Ferngas by RWE in March 2007. Saar Ferngas AG is the largest gas distribution company in Saarland and Rhineland-Palatinate. E.ON AG holds 20% of the shares in Saar Ferngas, while various municipalities hold another 3.12%. As a subsidiary of Saar Ferngas AG, Saar Ferngas Transport GmbH operates a natural gas pipeline network totaling 1,684 kilometers. In 2006, Saar Ferngas generated sales of €1.492 billion with operating income of €50 million in trade and interests in other entities. The supply activity of Saar Ferngas primarily encompasses large areas of Rhineland-Palatinate and Saarland.

On September 5, 2007, ArcelorMittal announced that it was acquiring Wabush Mines, an iron ore and pellet producer in northeastern Canada. The Company will exercise the right of first refusal option that its Dofasco subsidiary had on its Wabush Mines joint venture. Dofasco, which already held 28.6% of the mining venture, will acquire the interests of Stelco (44.6%) and Cleveland Cliffs (26.8%) on the same terms as those offered by Consolidated Thompson on June 6, 2007. These terms include a cash element of approximately $67 million and certain liabilities. As a result, ArcelorMittal will own 100% of Wabush Mines. The transaction, which is subject to regulatory approval, is expected to be finalized by December 2007. Wabush Mines produces concentrates at its Scully mine in Wabush (Newfoundland & Labrador). The concentrate is transported by rail to its Pointe Noire pelletizing and port facility located on the north shore of the St. Lawrence River. Annual production of pellets is approximately 4.8 million tonnes. Wabush Mines’ mine and port operations are close to those of QCM (Québec Cartier Mines), a mining subsidiary of Dofasco.

On September 10, 2007, ArcelorMittal announced the proposed acquisition of 51% of the shares of Rozak A.S., a leading steel distribution company in Turkey. The transaction is subject to the approval of antitrust authorities, and is expected to be completed by December 31, 2007.

On October 9, 2007, ArcelorMittal unveiled its industrial plan for the Liège region in respect of upstream and downstream steel-making activities (cold phase and packaging), research and development and contributing to the economic renewal of the region. Management and staff representatives agreed to pursue dialogue on the various aspects of this plan. ArcelorMittal has decided to rebuild an integrated steel plant in Liège, and is currently making the investments required to refire the Seraing blast furnace. It will take measures to bring the Liège steelworks’ production costs to the level of the Company’s other European plants. In addition, continuing production in Liège is subject to the sustained availability of the necessary emission quota.

Disposals

On September 6, 2007, ArcelorMittal announced that it had received approval from the United States Department of Justice (DOJ) to sell its Sparrows Point steel mill located near Baltimore, Maryland and related railroad, intellectual property and other assets to a joint venture entity sponsored by Esmark Incorporated and Wheeling-Pittsburgh Corporation, with participation by industry and institutional investors, for an enterprise value of $1.35 billion. The transaction is expected to close in the fourth quarter of 2007.

E. Off-Balance Sheet Arrangements

ArcelorMittal has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations. In addition, ArcelorMittal is not contingently liable for the debt of any of its affiliates or joint ventures except debt attributable to ArcelorMittal Tek, where ArcelorMittal has guaranteed $14 million as of June 30, 2007 ($26 million as of December 31, 2006 for ArcelorMittal Tek and ArcelorMittal Kote).